UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     40-24B2


                         SALES LITERATURE OF REGISTERED
                          MANAGEMENT INVESTMENT COMPANY




                             AEGIS VALUE FUND, INC.
               (Exact Name of Registrant as Specified in Charter)


                  Investment Company Act File Number 811-09174


                              1100 North Glebe Road
                                   Suite 1040
                               Arlington, VA 22201
                                  703-528-7788
          (Address and Telephone Number of Principal Executive Offices)

AEGIS FUNDS                                                  Call 800-528-3780


AegisValueFund.com
------------------

Learn more about investing in value stocks through the Aegis Value Fund.
Ticker: AVALX


AegisHighYieldFund.com
----------------------

Learn more about investing in high yield bonds through the Aegis High Yield Fund. Ticker: AHYFX


Your Account
------------

Access your account information and complete account transactions on-line.






       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

                               www.aegisfunds.com

Please consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. View a prospectus containing this and call 800-528-3780. Please read the prospectus carefully before investing.

AEGIS / VALUE FUND

WELCOME
-------

Welcome to the Internet home of the Aegis Value FUnd (ticker: AVALX). Founded in 1998, the Fund focuses on investing in small company stocks that can be purchased at low multiples of accounting book value. Our objective is long-term capital appreciation while minimizing risk of loss.

NEWS
----

December 19, 2006 - Final 2006 distribution data is now available

August 2, 2006 - UMBISG to provide administrative services for Fund shareholders





       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

                               www.aegisfunds.com

Please consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. View a prospectus containing this and call 800-528-3780. Please read the prospectus carefully before investing.

AEGIS / VALUE FUND


                                                                     Performance


AEGIS VALUE FUND NET ASSET VALUE AS OF MARCH 20, 2007
-----------------------------------------------------

NAV                                                  $15.60
Change                                                $0.05
Percent Change                                         0.32%


AEGIS VALUE FUND TOTAL RETURNS AS OF FEBRUARY 28, 2007
------------------------------------------------------

                                                                 Russell 2000(R)
                                            Aegis Value Fund      Value Index
                                            ----------------      -----------

Calendar Year-to-Date                             8.19%               0.25%
One Year                                         20.34%              14.34%
3 Year                                           13.03%              14.53%
5 Year                                           15.39%              14.99%
Average Annual, Since Inception*                 15.93%              10.80%

----------
*    Fund commenced operations May 15, 1998

Returns include reinvestment of dividends and capital gains. An investor should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund. An investor can obtain a copy of the Fund's prospectus by downloading it from this website or by calling 1-800-528-3780. An investor should read the prospectus carefully before investing or sending money.

Performance information quoted above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less that their original cost.




       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

                               www.aegisfunds.com

Please consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. View a prospectus containing this and call 800-528-3780. Please read the prospectus carefully before investing.

AEGIS / VALUE FUND


                     Income and Gains Distributions for 2006
                     ---------------------------------------


                                          Total Amount          Rate Per Share
                                          ------------          --------------

Income*                                        $2.7M                 $0.1365
Short Term Capital Gains                      $17.9M                 $0.9054
Long Term Capital Gains                       $87.0M                 $4.3983


----------
* The portion of the income and short-term capital gains distributions considered a Qualified Dividend distribution will be reported in conjunction with Form 1099-DIV

The record date for the dividend was December 18, 2006.

The ex-dividend date was December 19, 2006.

We welcome you to call 1-800-528-3780 for assistance although tax advice cannot be given by Fund representatives.

AEGIS FUNDS


Dear Aegis Shareholder:

We are pleased to announce that UMB Investment Services Group (UMBISG), a subsidiary of UMB Bank, will soon begin providing administrative customer services for Aegis shareholders. As the new administrative services provider, UMBISG will tackle many of the daily operational details required to ensure that shareholders receive top-notch service.

This change will be effective as of the close of business on Friday, August 11th, 2006. This change will not affect the status of your account, and unless you have already been notified otherwise, it will not change your account number.

As an added shareholder benefit, we have been working with UMBISG to establish web-based account access for direct shareholders who elect to participate in this service. We are also improving our phone service by expanding service hours and offering the ability to complete transactions on the phone following appropriate security validations.

Please retain the following information for future reference:

o The toll-free number will remain (800) 528-3780. Effective August 14th, 2006, service representatives will be available Monday through Friday, 7 a.m. to 7 p.m. Central Standard Time to assist you with your account. While the toll-free number will remain the most convenient way to handle all routine inquiries and transactions, we continue to welcome shareholders to call us directly at (703) 528-7788 with any investment-oriented comments or questions.

o To make additional investments in your account or to establish a new account, please use the following address effective August 14th, 2006:

     Regular Mail                             Overnight Mail
     ------------                             --------------

     Aegis Mutual Funds                       Aegis Mutual Funds
     P. 0. Box 2175                           803 West Michigan St., Suite A
     Milwaukee, WI 53201-2175                 Milwaukee, WI 53233-2301

     Please note: Please do not send any correspondence or investments to the new address until after August 11th, 2006. Also, fax transactions will no longer be accepted.

We hope that you will enjoy immediate benefits resulting from the change to UMB Fund Services. Thank you for your continued confidence in the Aegis mutual funds.


Sincerely,


Aegis Financial Corporation

AEGIS / VALUE FUND


                                                                         Reports


Download recent shareholder reports and quarterly factsheets below in PDF format. If you can't view PDF documents, you will need to download Adobe Reader to view them.


Shareholder Reports                                   Quarterly Factsheets
-------------------                                   --------------------

o  Aegis Advisor's Report (August 31, 2006)           o  Fourth Quarter 2006
o  Annual Report (August 31, 2006)                    o  Third Quarter 2006
o  Semi-Annual Report (February 28, 2006)             o  Second Quarter 2006
o  Aegis Advisor's Report (February 28, 2006)         o  First Quarter 2006
o  Annual Report (August 31, 2005)                    o  Fourth Quarter 2005
o  Aegis Advisor's  Report (August 31, 2005)          o  Third Quarter 2005
o  Semi-Annual Report (February 28, 2005)             o  Second Quarter 2005
o  Aegis Advisor's Report (February 28, 2005)         o  First Quarter 2005
o  Annual Report (August 31, 2004)                    o  Fourth Quarter 2004
o  Aegis Advisor's Report (August 31, 2004)           o  Third Quarter 2004
o  Semi-Annual Report (February 29, 2004)             o  Second Quarter 2004
o  Aegis Advisor's Report (February 29, 2004)         o  First Quarter 2004
o  Annual Report (August 31, 2003)                    o  Fourth Quarter 2003
o  Semi-Annual Report (February 28, 2003)             o  Third Quarter 2003
o  Annual Report (August 31, 2002)                    o  Second Quarter 2003
o  Semi-Annual Report (February 28, 2002)
o  Annual Report (August 31, 2001)
o  Semi-Annual Report (February 28, 2001)



Other Important Information
---------------------------

o  Aegis Value Fund Proxy Voting Record
o  Aegis Value Fund SEC Filings




       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

                               www.aegisfunds.com

Please consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. View a prospectus containing this and call 800-528-3780. Please read the prospectus carefully before investing.

AEGIS / VALUE FUND

                                                                      Prospectus


Download our prospectus:

o  Aegis Prospectus
o  Prospectus Supplement Dated  August 8, 2006
o  Aegis SAI


To request printed copies of the Prospectus and/or Statement of Additional Information (SAI), please contact us:

Aegis Value Fund
P.O. Box 2175
Milwaukee, WI 53201-2175
1-800-528-3780





       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

                               www.aegisfunds.com

Please consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. View a prospectus containing this and call 800-528-3780. Please read the prospectus carefully before investing.

AEGIS / VALUE FUND

                                                                   How to Invest


Investors may establish a regular or IRA account directly with the Fund or purchase shares of the Fund through a third-party brokerage account.

Direct Investment
-----------------

o  Instructions & Application for Opening up a Regular (taxable) Account

o  Instructions & Application for Transferring Regular (taxable) Account

o  Instructions & Application for Opening up a new or rollover
   Traditional/Roth IRA

o  Instructions & Application for Transferring Traditional/Roth IRA

o  Account Privileges Change Form

Purchasing in a Brokerage Account
---------------------------------

The Fund is currently available through TD Ameritrade and the following brokerage platforms:

o  Accutrade
o  AmeriVest
o  Brown&Co.
o  Coleman&Co.
o  Harris Direct/Pershing
o  DATEK
o  Dreyfus Brokerage Services
o  Investec Ernst
o  LINSCO/Private Ledger
o  Meiserow Financial
o  Penson Financial
o  Scottrade
o  Stern, Agee & Leach
o  TD Ameritrade
o  Vanguard
o  Wells Fargo Investments




       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

                               www.aegisfunds.com

Please consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. View a prospectus containing this and call 800-528-3780. Please read the prospectus carefully before investing.

AEGIS FUNDS

                                                                Open New Account


Welcome to the Online Account Application

To establish an account online you must:

o Review and agree to the Online Account Application Agreement. This Agreement describes your legal rights and responsibilities as a Funds shareholder.

o    Read the applicable prospectus and disclosure agreement.

o    Complete the Online Account Application.

o    Pay for purchase of shares through your bank via the Automated
     Clearing House (ACH) and agree to receive payment of any redemption proceeds for any account opened online to the bank account from which your purchase was drawn.

o    Have cookies enabled on your browser to complete the Online Account
     Application.

To begin filing out your application online, please select Proceed to Next Step.

If you need any assistance using our Online Account Application, you may refer to our tutorial or call a Shareholder Services representative at 800-528-3780.



       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

AEGIS / VALUE FUND

                                                                        About Us



Our Address         Aegis Value Fund
                    P.O. Box 2175
                    Milwaukee, WI 53201-2175
                    1-800-528-3780

                    For overnight mail use the following street address:

                    Aegis Value Fund
                    803 West Michigan Street, Suite A
                    Milwaukee, WI 53233-2301


Portfolio Manager   Scott L. Barbee
                    Scott Barbee serves as Portfolio Manager, Director, and
                    Treasurer to the Aegis Value Fund. He joined Aegis Financial
                    Corporation as a partner in 1997 and led the effort to establish the Aegis Value Fund in 1998. He holds a Bachelor of Science in Mechanical Engineering and a Bachelor of Arts in Economics from Rice University as well as an M.B.A.
                    from The Wharton School at the University of Pennsylvania.
                    Prior to joining Aegis Financial Corporation, he worked as a securities analyst at Donald Smith & Company and as an analyst and broker with Simmons & Company.

Board of Directors  Scott L. Barbee

                    William S. Berno
                    Bill Berno serves as President of the Aegis Value Fund and Portfolio Manager of the Aegis High Yield Fund. He co-founded Aegis Financial Corporation in 1994. In addition to leading the Fixed Income practice, he provides oversight to all administrative operations of the firm. He holds a Bachelor of Science degree in Finance from the McIntire School of Commerce at the University of Virginia as well as an M.B.A. with distinction from the University of Michigan.

                    David A. Giannini
                    David Giannini has served as Director of the Fund since 2006. He has engaged in institutional equity sales and research with the firm Scarsdale Equities since 2006. He engaged in institutional equity sales and research with Sanders Morris Harris from 1997-2006.

                    Eskander Matta
                    Eskander Matta has served as a Director of the Fund since 1997. He is currently Senior Vice President of Enterprise Internet Services at Wells, Fargo & Co. since 2002. He served as Director of Strategic Consulting with Cordiant Communications from 2001-2002 and Director of Strategic Consulting with Organic, Inc. from 1999-2001.

Officers            William S. Berno, President
                    Scott L. Barbee, Treasurer and Secretary
                    Sklyer S. Showell, Chief Compliance Officer

Investment Advisor  Aegis Financial Corporation
                    1100 North Glebe Road, Suite 1040
                    Arlington, Virginia 22201

Custodian           UMB Bank, n.a.
                    928 Grand Boulevard
                    Kansas City, Missouri 64106

Independent         Briggs, Bunting & Dougherty, LLP
Auditors            Two Penn Center Plaza, Suite 820
                    Philadelphia, Pennsylvania 19102-1732

Counsel             Seward & Kissel, LLP
                    1200 G. Street, N.W.
                    Washington, D.C. 20005



       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

                               www.aegisfunds.com

Please consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. View a prospectus containing this and call 800-528-3780. Please read the prospectus carefully before investing.

AEGIS / HIGH YIELD FUND

Month: February

SEC Yield: 5.72 %

Portfolio Duration as of 2/28/2007: 2.5 years

Weighted Avg. Maturity at 2/28/2007: 3.5 years

AHYFX - NAV $11.02 as of: 3/20/2007



WELCOME
-------

Welcome to the website of the Aegis High Yield Fund, a member of the Aegis Funds family. The Aegis High Yield Fund is a pure no-load fund and began operations January 1, 2004. The Fund's investment objective is to seek maximum total return with an emphasis on providing high current income.


The Fund principally invests in a diversified portfolio of corporate bonds with credit ratings below investment grade. These bonds are referred to as high-yield bonds, or "junk bonds." High-yield bonds pay higher interest payments than investment-grade bonds, but also have a higher risk of payment default and principal loss.


NEWS
----

December 22, 2006 - Final 2006 distribution data is now available

August 2, 2006 - UMBISG to provide administrative services for Fund shareholders





       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

                               www.aegisfunds.com

Please consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. View a prospectus containing this and call 800-528-3780. Please read the prospectus carefully before investing.

AEGIS / HIGH YIELD FUND


                                                                     Performance


AEGIS HIGH YIELD FUND NET ASSET VALUE AS OF MARCH 21, 2007

NAV                                  $10.97
Change                               ($0.05)
Percent Change                        -0.45%


AEGIS HIGH YIELD FUND TOTAL RETURNS AS OF FEBRUARY 28, 2007

                                       Aegis              Lehman(R) High
                                    High Yield Fund       Yield Value Index
                                    ---------------       -----------------


Calendar Year-to-Date                  3.75%                   2.53%
One Year                              16.68%                  12.13%
Three Year                             9.76%                   8.80%
Average Annual, Since Inception*       9.13%                   8.90%


----------
*    Fund commenced operations January 1, 2004

Returns include reinvestment of dividends and capital gains. An investor should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund. An investor can obtain a copy of the Fund's prospectus by downloading it from this website or by calling 1-800-528-3780. An investor should read the prospectus carefully before investing or sending money.

Performance information quoted above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less that their original cost.

                            AEGIS / HIGH YIELD FUND


                     Income and Gains Distributions for 2006
                     ---------------------------------------



                                          Total Amount            Rate Per Share
                                          ------------            --------------

Income*                                      35.5 K                   $0.1210
Short Term Capital Gains                      None                     None
Long Term Capital Gains                      59.7 K                   $0.2034



----------
* The portion of the income and short-term capital gains distributions considered a Qualified Dividend distribution will be reported in conjunction with Form 1099-DIV

The record date for the dividend was December 21, 2006.
The ex-dividend and payable date was December 22, 2006.
Reinvestment Price was $10.67

We welcome you to call 1-800-528-3780 for assistance although tax advice cannot be given by Fund representatives.

AEGIS / HIGH YIELD FUND

                                                                  About HY Bonds


High-Yield Bond Primer

High Yield Bond Market
----------------------

High-yield bonds are a newer and unique asset class unfamiliar to many investors. Before making an investment in this type of security, we recommend that you read this brief introductory explanation of high-yield bonds and the high-yield bond market to gain some understanding of the securities and some of the terminology used by bond investors.

The U.S. high-yield bond market, which was a small specialty market prior to 1980, has grown very rapidly during the past twenty years. At the end of 2003 it represented approximately $1 trillion of securities from nearly 1,000 different issuers. The market has expanded into the investment mainstream in recent years because high-yield bonds represent tax-favored financing for corporations (interest payments are tax-deductible, while dividends are not), and the income and performance characteristics of high-yield bonds make them appealing to many investors.

High-yield bonds are typically issued by:

1)   Newer, emerging companies raising money for expansion; or
2)   Older companies which have weak balance sheets and/or weak profits; or
3)   Companies taking on large debts for acquisitions or leveraged buyouts.

In some cases, formerly investment-grade bonds are downgraded to junk status when a blue-chip company has persistently poor operating results or suffers a business setback. The companies in this segment of the high-yield bond market are known as "fallen angels". Fallen angels were the majority of the high-yield market prior to 1980.

New bond issues are sold by bond underwriters in the "primary market" directly to institutional investors--mutual funds, insurance companies, investment advisors and pension funds. New issues are typically sold at or close to their "face value", or principal amount, which is usually $1,000 per bond.

Older bonds are traded among bond dealers and institutions in the "secondary market". Bonds in the secondary market can trade at prices above or below face value. Bonds are traded at a percentage of face value. Thus, a bond priced at 82 is selling for 82% of its face amount, or $820 per bond.

All types of bonds are priced based on their perceived risk level, as well as the basic level of interest rates. It is important to know that bond prices will decline as interest rates rise, and bond prices will climb as interest rates fall. An 8% bond will trade below face value o when rates are 10%, but above face value when rates are only 6%. Bond coupons are generally fixed (a few have adjustable rate features). Therefore, changes in interest rates will cause secondary market bond prices to change.

The other pricing factor-perceived risk level- is at least as important in determining the prices of high-yield bonds. The fluctuations of high-yield bond prices are much greater than the fluctuations of investment-grade bond prices because these lower quality bonds are far more sensitive to the overall financial condition of their issuer. High-yield bonds are issued by riskier companies that have a dramatically higher rate of failure than investment-grade corporations, and investors are extremely sensitive to this fact. It is important to know that high-yield bond prices will decline as perceived credit risk rises, and high-yield bond prices will climb as perceived credit risk falls. A bond's credit quality is indicated by its credit rating. The credit rating agencies judge bonds based on their likelihood of default. The rating agencies define any reduced, late, or missed payment as a default by the issuer. Defaults will often cause a bankruptcy filing by the issuer.

A table of the major credit rating agencies and credit rating definitions is provided below for your information. Bonds rated Baa or BBB and above are considered investment-grade securities and have few defaults. Those with ratings of Ba or BB and below are high-yield securities, or "junk bonds". Most high-yield bond mutual funds have average portfolio credit ratings in the B range.

Ratings of Long-Term Corporate Debt Securities

MOODY'S     S&P        FITCH             DEFINITION
-------     ---        -----             ----------

Aaa         AAA        AAA               Highest quality
Aa          AA         AA                High quality
A           A          A                 Upper medium grade
Baa         BBB        BBB               Medium grade
Ba          BB         BB                Speculative
B           B          B                 Highly speculative
Caa                    CCC, CC           Vulnerable to default
Ca>         C          C                 Default is imminent
C           D          DDD, DD, D        Probably in default




       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

                               www.aegisfunds.com

Please consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. View a prospectus containing this and call 800-528-3780. Please read the prospectus carefully before investing.

AEGIS FUNDS

Dear Aegis Shareholder:

We are pleased to announce that UMB Investment Services Group (UMBISG), a subsidiary of UMB Bank, will soon begin providing administrative customer services for Aegis shareholders. As the new administrative services provider, UMBISG will tackle many of the daily operational details required to ensure that shareholders receive top-notch service.

This change will be effective as of the close of business on Friday, August 11th, 2006. This change will not affect the status of your account, and unless you have already been notified otherwise, it will not change your account number.

As an added shareholder benefit, we have been working with UMBISG to establish web-based account access for direct shareholders who elect to participate in this service. We are also improving our phone service by expanding service hours and offering the ability to complete transactions on the phone following appropriate security validations.

Please retain the following information for future reference:

o The toll-free number will remain (800) 528-3780. Effective August 14th, 2006, service representatives will be available Monday through Friday, 7 a.m. to 7 p.m. Central Standard Time to assist you with your account. While the toll-free number will remain the most convenient way to handle all routine inquiries and transactions, we continue to welcome shareholders to call us directly at (703) 528-7788 with any investment-oriented comments or questions.

o To make additional investments in your account or to establish a new account, please use the following address effective August 14th, 2006:

     Regular Mail                                Overnight Mail
     ------------                                --------------

     Aegis Mutual Funds                          Aegis Mutual Funds
     P. 0. Box 2175                              803 West Michigan St., Suite A
     Milwaukee, WI 53201-2175                    Milwaukee, WI 53233-2301

     Please note: Please do not send any correspondence or investments to the new address until after August 11th, 2006. Also, fax transactions will no longer be accepted.

We hope that you will enjoy immediate benefits resulting from the change to UMB Fund Services. Thank you for your continued confidence in the Aegis mutual funds.

Sincerely,


Aegis Financial Corporation

AEGIS / HIGH YIELD FUND

                                                                         Reports

Shareholder Reports
-------------------

o  Aegis High Yield Fund Advisor's Report (December 31, 2006)
o  Annual Report (December 31, 2006)
o  Aegis High Yield Fund Advisor's Report (June 30, 2006 )
o  Semi-Annual Report (June 30, 2006)
o  Annual Report (December 31, 2005)
o  Aegis High Yield Fund Advisor's Report (December 31, 2005)
o  Semi-Annual Report (June 30, 2005)
o  Aegis High Yield Fund Advisor's Report (June 30, 2005)
o  Annual Report (December 31, 2004)
o  Aegis High Yield Fund Advisor's Report (December 31, 2004)
o  Semi-Annual Report (June 30, 2004)
o  Aegis High Yield Fund Advisor's Report (June 30, 2004)




       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

                               www.aegisfunds.com

Please consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. View a prospectus containing this and call 800-528-3780. Please read the prospectus carefully before investing.

AEGIS / HIGH YIELD FUND

                                                                      Prospectus


Download our prospectus and SAI below:

o  Prospectus for the Aegis High Yield Fund
o  Prospectus Supplement Dated August 8, 2006
o  Statement of Additional Information (SAI)


To request printed copies of the Prospectus and/or Statement of Additional Information (SAI), please contact us:

Aegis High Yield Fund
P.O. Box 2175
Milwaukee, WI 53201-2175
1-800-528-3780




       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

                               www.aegisfunds.com

Please consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. View a prospectus containing this and call 800-528-3780. Please read the prospectus carefully before investing.

AEGIS / HIGH YIELD FUND

                                                                   How to invest


The Aegis High Yield Fund is available through the various brokerage firms. Please check with your broker(s) to see if the Fund is available.

Direct Investment

We welcome investors to purchase shares directly from the Aegis High Yield Fund. Please download and review the following Instructions for Direct Purchase of the Aegis High Yield Fund.

o  Instructions & Application for Opening up a Regular (taxable) Account
o  Instructions & Application for Transferring Regular (taxable) Account
o  Instructions & Application for Opening up a new or rollover
   Traditional/Roth IRA
o  Instructions & Application for Transferring Traditional/Roth IRA
o  Account Privileges Change Form


Questions?

Please do not hesitate to call us at 1-800-528-3780. Our business hours are 7a.m. through 7p.m. Central Standard Time Monday through Friday.





       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

                               www.aegisfunds.com

Please consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. View a prospectus containing this and call 800-528-3780. Please read the prospectus carefully before investing.

AEGIS / HIGH YIELD FUND

                                                                        About Us


Our Address         Aegis High Yield Fund
                    P.O. Box 2175
                    Milwaukee, WI 53201-2175
                    1-800-528-3780

                    For overnight mail use the following street address:

                    Aegis High Yield Fund
                    803 West Michigan Street, Suite A
                    Milwaukee, WI 53233-2301

Portfolio Manager   William S. Berno
                    Bill Berno serves as Portfolio Manager of the Aegis High
                    Yield Fund. He co-founded Aegis Financial Corporation in
                    1994 and serves as President of the Aegis Value Fund. In addition to leading the Fixed Income practice, he provides oversight to administrative operations of Aegis Financial
                    Corporation. He holds a Bachelor of Science degree in Finance from the McIntire School of Commerce at the University of Virginia as well as an M.B.A. with distinction from the University of Michigan.

Board of Trustees   Scott L. Barbee
                    Scott Barbee serves as Portfolio Manager, Director, and
                    Treasurer to the Aegis Value Fund. He joined Aegis Financial
                    Corporation as a partner in 1997 and led the effort to establish the Aegis Value Fund in 1998. He holds a Bachelor of Science in Mechanical Engineering and a Bachelor of Arts in Economics from Rice University as well as an M.B.A. from The Wharton School at the University of Pennsylvania. Prior to joining Aegis Financial Corporation, he worked as a securities analyst at Donald Smith & Company and as an analyst and broker with Simmons & Company.

                    William S. Berno

                    David A. Giannini
                    David Giannini has served as Trustee of the Fund and a Director of the Aegis Value Fund since 2006. He has engaged in institutional equity sales and research with the firm Scarsdale Equities since 2006. He engaged in institutional equity sales and research with Sanders Morris Harris from 1997-2006.

                    Eskander Matta
                    Eskander Matta has served as a Trustee of the Fund since inception and as a Director of the Aegis Value Fund since 1997. He is currently Senior Vice President of Enterprise Internet Services at Wells, Fargo & Co. since 2002. He served as Director of Strategic Consulting with Cordiant Communications from 2001-2002 and Director of Strategic Consulting with Organic, Inc. from 1999-2001.

Officers            William S. Berno, President
                    Scott L. Barbee, Treasurer and Secretary
                    Sklyer S. Showell, Chief Compliance Officer

Investment Advisor  Aegis Financial Corporation
                    1100 North Glebe Road, Suite 1040
                    Arlington, Virginia 22201

Custodian           UMB Bank, n.a.
                    928 Grand Boulevard
                    Kansas City, Missouri 64106

Independent         Briggs, Bunting & Dougherty, LLP
Auditors            Two Penn Center Plaza, Suite 820
                    Philadelphia, Pennsylvania 19102-1732

Counsel             Seward & Kissel, LLP
                    1200 G. Street, N.W.
                    Washington, D.C. 20005




       Copyright(c) 2006 Aegis Financial Corporation. All Rights Reserved.

                               www.aegisfunds.com

Please consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. View a prospectus containing this and call 800-528-3780. Please read the prospectus carefully before investing.




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